June 13, 2025

Charles W. Scharf
Chief Executive Officer
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94104

       Re: Wells Fargo & Company
           Registration Statement on Form S-3
           Filed June 9, 2025
           File No. 333-287868
Dear Charles W. Scharf:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Dawn Holicky Pruitt